02044975

SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6152

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES' INCENTIVE SAVINGS PLAN OF
THE BANK OF NEW YORK COMPANY, INC.

PROCESSED
JUL 16 2002
THOMSON
FINANCIAL

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK COMPANY, INC.
One Wall Street
New York, New York 10286

Required Information

The audited financial statements and supplemental schedules contained in the Employees' Incentive Savings Plan of The Bank of New York Company, Inc. ("the Plan") annual report to employees covering the latest fiscal year of the Plan are incorporated by reference from such document and are filed as Exhibit 99 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' INCENTIVE SAVINGS PLAN OF THE BANK OF NEW YORK COMPANY, INC.

BY:

/s/ Thomas A. Renyi

Thomas A. Renyi
Chairman and Chief Executive Officer

/s/ Gerald L. Hassell

Gerald L. Hassell
President and Director

/s/ Alan R. Griffith

Alan R. Griffith
Vice Chairman and Director

/s/ Thomas E. Angers

Thomas E. Angers
Senior Vice President

/s/ Kevin J. Bannon

Kevin J. Bannon
Executive Vice President

Dated:
June 14, 2002

EXHIBIT INDEX

Exhibit No.	
23.1	Consent of Ernst & Young LLP
99	Independent auditors report, financial statements, notes to financial statements, and supplemental schedules.

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-49963) of the Employees' Incentive Savings Plan of The Bank of New York Company, Inc. (the "Plan") of our report dated June 14, 2002, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

\s\ Ernst & Young LLP

New York, New York
June 24, 2002

Exhibit 99

FINANCIAL STATEMENTS

Employees' Incentive Savings Plan of
The Bank of New York Company, Inc.

Years Ended December 31, 2001, 2000 and 1999

EMPLOYEES' INCENTIVE SAVINGS PLAN OF THE BANK OF NEW YORK COMPANY, INC.

TABLE OF CONTENTS

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report Of Independent Auditors

To the Committee and Participants of the Employees' Incentive Savings Plan of
The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Employees' Incentive Savings Plan of The Bank of New York Company, Inc. as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002

A Member Practice of Ernst & Young Global

EMPLOYEES' INCENTIVE SAVINGS PLAN OF THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
ASSETS:		
Investments - at fair value:		
The Bank of New York Company, Inc. common stock	$ 43,327,805	$ 55,044,564
Investment funds	21,392,089	19,092,035
Loans to participants	1,812,470	1,545,480
Total investments	66,532,364	75,682,079
Accrued interest and dividends receivable	1,754	25,840
Other assets	304,893	339,398
Total assets	66,839,011	76,047,317
LIABILITIES:		
Other liabilities	284,900	436,386
Total liabilities	284,900	436,386
NET ASSETS AVAILABLE FOR BENEFITS	$ 66,554,111	$ 75,610,931

See accompanying notes to the financial statements.

EMPLOYEES' INCENTIVE SAVINGS PLAN OF THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,		
	2001	**2000**	**1999**
ADDITIONS:			
Investment Income:			
Interest and dividend income	$ 1,483,875	$ 1,504,044	$ 1,200,724
Net (depreciation)/appreciation in fair value of investments	(16,346,479)	15,654,034	2,251,345
Total investment income	(14,862,604)	17,158,078	3,452,069
Contributions:			
Employer	3,466,191	2,902,210	2,031,384
Participants	6,322,912	5,620,706	4,840,700
Total contributions	9,789,103	8,522,916	6,872,084
Total additions	(5,073,501)	25,680,994	10,324,153
DEDUCTIONS:			
Benefits paid to participants	(4,418,575)	(8,273,365)	(8,522,211)
Net (decrease)/increase prior to other plan transfers	(9,492,076)	17,407,629	1,801,942
Transfers from/(to) other plans	435,256	(362,801)	(42,060)
Net (decrease)/increase	(9,056,820)	17,044,828	1,759,882
NET ASSETS AVAILABLE FOR BENEFITS			
At January 1	75,610,931	58,566,103	56,806,221
At December 31	$ 66,554,111	$ 75,610,931	$ 58,566,103

See accompanying notes to the financial statements.

EMPLOYEES' INCENTIVE SAVINGS PLAN
OF THE BANK OF NEW YORK COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. DESCRIPTION OF THE PLAN

General Information - The Employees' Incentive Savings Plan (the "Plan") of The Bank of New York Company, Inc. (the "Company") is a defined contribution plan which is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides employees with an opportunity to invest a portion of their annual compensation, augmented by matching Company contributions, to provide financial security during their working careers and additional income in their retirement.

Administration - The Plan is administered by the Benefits Committee (the "Committee"), which is appointed by the Chief Executive Officer of the Company to serve as the fiduciary of the Plan. In accordance with the provisions of the Plan, The Bank of New York (the "Bank"), a wholly-owned subsidiary of the Company, provides certain administrative and custodial services to the Plan at no charge.

Participation - Under the terms of the Plan, each employee (as defined) becomes eligible to participate in the Plan after completing one year of continuous service, as defined. However, Company employees who were previously participants of the Company's Profit Sharing Plan are eligible to become participants of the Plan immediately upon transfer into the Plan's covered employee base.

Contributions - Employees may voluntarily contribute to the Plan up to 15% of their annual compensation (as defined).

Effective January 1, 2001, the Company contributes to the Plan on behalf of each Plan participant by matching 100% of participant's contribution up to 3% of bi-weekly compensation (as defined) plus 50% of participant's contribution in excess of 3% but not in excess of 5%. In addition, the Company may make a supplemental matching contribution to all participants as of the last day of each year. The amount of such contribution, if any, is to be determined by the Board of Directors of the Company (the "Board"). No such supplemental matching contributions were made in 2001, 2000, and 1999.

To satisfy the deferred compensation rules of Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), contributions are limited to the extent necessary to reduce the actual deferral percentage for the highly compensated group, as defined by the Code. The maximum individual salary deferral contribution per participant for each Plan year was $10,500 in 2001 and 2000, and $10,000 in 1999. In addition, total Company and Participant contributions for each Plan year are limited to the lesser of $35,000 or 25% of the participant's compensation (as defined).

Participants' Accounts - The Plan requires that the participants' and the Company's contributions be credited to a separate participant's account in the Incentive Savings Trust Fund (the "Fund"). Payments with respect to a participant's interest under the Plan are charged to the participant's account. The account is also credited or charged with the proportionate share of changes in the net assets of the Fund arising from investment activities.

Investment Programs - Each of the Plan's participants directs the Trustee to invest their account in one or more of twelve separate investment funds which are sponsored by the Company.

Equity Fund - Funds are invested in the BNY Hamilton Equity Income Fund primarily comprised of common stocks and convertible securities.

Fixed Income Fund - Funds are invested in the BNY Hamilton Intermediate Government Fund primarily comprised of securities issued or guaranteed by the U.S. Government or its agencies.

Money Market Fund - Funds are invested in the BNY Hamilton Money Fund primarily comprised of high-quality, short-term interest-bearing obligations of corporations, banks and the U.S. Government.

Bank Stock Fund - Funds are invested substantially in The Bank of New York Company, Inc. common stock.

Large Cap Growth Fund - Funds are invested in the BNY Hamilton Large Cap Growth Fund primarily comprised of common stocks and securities convertible into common stocks of domestic and foreign companies.

Small Cap Growth Fund - Funds are invested in the BNY Hamilton Small Cap Fund Institutional primarily comprised of equity securities of small domestic and foreign companies.

Large Cap Value Fund - Funds are invested in the BNY Hamilton Large Cap Value Fund comprised of common stocks and securities convertible into common stocks of domestic and foreign companies that are undervalued in terms of price or other financial measurements.

International Equity Fund - Funds are invested in the BNY Hamilton International Equity Fund primarily comprised of equity securities of non-U.S. issuers.

Intermediate Investment Grade Fund - Funds are invested in the BNY Hamilton Intermediate Investment Grade Fund Institutional comprised of investment-grade debt obligations.

S&P 500 Index Fund - Funds are invested in the BNY Hamilton S&P 500 Index Fund Institutional comprised of common stocks which seek to match the performance of the Standard & Poor's 500 Composite Stock Index.

US Bond Market Fund - Funds are invested in the BNY Hamilton US Bond Market Fund comprised of investment-grade government, corporate, mortgage and asset-backed bonds that are denominated in U.S. dollars, all with maturities longer than one year.

Treasury Money Fund - Funds are invested in the BNY Hamilton Treasury Money Fund comprised of short-term obligations of the U.S. Treasury and repurchase agreements fully collateralized by obligations of the U.S. Treasury.

The investment activities of all funds are under the supervision of the Committee.

Withdrawals from the Plan - Each participant has a fully vested interest in the amount of his or her contribution together with the Company's contribution and allocable Plan earnings. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit exceeds $5,000, he or she has the right to receive payment in equal installments over any period not extending beyond the life expectancy of the participant and his or her spouse. Participants electing installment payments do, however, retain the option to change their distribution election from installments to lump sum at any time. No joint and survivor benefits are provided under the Plan. Distributions from the Equity Fund, the Fixed Income Fund, the Money Market Fund, the Large Cap Growth Fund, the Small Cap Growth Fund, the Large Cap Value Fund, the International Equity Fund, the Intermediate Investment Grade Fund, the S&P 500 Index Fund, the US Bond Market Fund and the Treasury Money Fund are made in cash. Distributions from the Bank Stock Fund consist of full shares of stock and/or cash.

A participant may also withdraw all or part of his or her account upon attainment of age 59½ or in the event of total disability.

In the case of economic need or hardship, a participant may be able to withdraw a portion or all of his or her contributions to the Plan. The Committee has discretionary power to approve such a withdrawal.

Loans to Participants - Employees are allowed to borrow money from their account in the Fund. Loans are subject to certain limitations as described in the Plan's Summary Plan Description. Borrowings are transferred from the Funds in which the borrowers are currently invested to the Loan Fund. On a monthly basis, loan repayments and interest due on the loan are received and transferred to the Fund elected by the participant. The rate of interest is determined by the Committee and is accrued ratably over the period of the loan. The interest rate at December 31, 2001 and 2000 was 4.75% and 9.50% respectively. Loans must mature within ten years or upon termination of employment by the participant.

Amendment, Suspension and Termination - The Board may amend the Plan at any time. No such amendment, however, may have the effect of diverting any part of the Fund to any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Fund accrued prior to such amendment. The Board may, however, make such amendments, of retroactive effect if necessary, as required or advisable to comply with the provisions of the Code and ERISA pertaining to savings plans and trusts.

Although it is contemplated that the Plan will be a continuing program, the Board may, prior to the end of any year, suspend the Plan by omitting the Company's contribution for such year. In the event of such suspension, all provisions of the Plan other than those relating to the Company's contribution for the year or years of suspensions shall continue in effect.

In the event of termination, the Plan and the trust agreement may be kept in effect by the Board with respect to the contributions already made to the Plan, or the trust agreement may be terminated. If the trust agreement is terminated, assets of the Fund, except the Bank Stock Fund, shall be converted into cash and such cash shall be distributed to the participants in proportion to their respective interests. Participants in the Bank Stock Fund shall receive their proportionate share of the Fund assets in The Bank of New York Company, Inc. common stock, and cash for any fractional shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the more significant accounting policies of the Plan:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Investment Valuation - The Plan's investments are held by the Bank as Trustee and are reported at fair value. The fair values of BNY Hamilton Funds are based on the market value of the underlying securities. The fair value of the investment in the Company's common stock is based on quoted market prices. Loans to participants are valued at their outstanding principal balances.

Investment Transactions and Investment Income - Investment transactions are recognized on the trade date of the purchase or sale. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis.

Tax Status - The Trust funding the Plan has received an exemption letter from the Internal Revenue Service dated March 2, 1995 stating that the Trust is intended to be qualified under section 401(a) of the Code and is intended to be exempt under the provisions of section 501(a) of the Code. The Plan has been amended for recent changes in the tax law and, as such, applied for a new exemption letter. The Plan and Trust are required to operate in conformity with the Code to maintain the tax-exempt status of the Trust. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the related Trust is tax exempt.

3. INVESTMENTS

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31, 2001	December 31, 2000
Based on Quoted Market Prices:		
The Bank of New York Company, Inc. Common Stock	$43,327,805	$55,044,564
BNY Hamilton Equity Income Fund	8,528,750	9,980,514
BNY Hamilton Money Fund	4,846,396	4,220,451
BNY Hamilton Intermediate Government Fund	4,120,319	3,515,669*

* Less than five percent of the Plan's net assets available for benefits.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(16,346,479) in 2001, $15,654,034 in 2000 and $2,251,345 in 1999 as follows:

Net Appreciation (Depreciation) in Fair Value

	2001	2000	1999
The Bank of New York Company, Inc. Common Stock	$(14,510,169)	$15,073,206	$1,486,466
BNY Hamilton Fund - Equity Income Fund	(1,581,998)	356,792	804,620
BNY Hamilton Fund – US Bond Market	(2,635)	-	-
BNY Hamilton Fund - Intermediate Government Fund	47,530	156,372	(213,310)
BNY Hamilton Fund - Small Cap Growth Fund	(69,923)	(13,320)	173,569
BNY Hamilton Fund – S&P 500 Index Fund	(55,050)	(919)	-
BNY Hamilton Fund - International Equity Fund	(32,291)	987	-
BNY Hamilton Fund - Large Cap Value Fund	(26,132)	1,410	-
BNY Hamilton Fund – Large Cap Growth Fund	(115,224)	2,590	-
Collective Trust - Emerging Growth Fund	(587)	76,916	-
	$(16,346,479)	$15,654,034	$2,251,345

The Plan's investment in The Bank of New York Company, Inc. common stock earned dividend income of $727,010 in 2001, $651,495 in 2000 and $630,797 in 1999. The Plan's investments in the BNY Hamilton Funds earned interest and dividend income of $624,493 in 2001, $742,067 in 2000 and $482,121 in 1999.

SUPPLEMENTAL SCHEDULE

EMPLOYEES' INCENTIVE SAVINGS PLAN
OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Units or Shares Held	Fair Value
EQUITY FUND		
* BNY Hamilton Fund	Equity Income Fund, 659,100 units	$ 8,528,750
FIXED INCOME FUND		
* BNY Hamilton Fund	Intermediate Government Fund, 412,444 units	4,120,319
MONEY MARKET FUND		
* BNY Hamilton Fund	Money Fund, 4,846,396 units	4,846,396
BANK STOCK FUND		
* The Bank of New York Company, Inc.	Common Stock, 1,061,956 shares	43,327,805
* Collective Short-Term Investments	721,562 units	721,562
		44,049,367
S&P 500 INDEX FUND		
* BNY Hamilton Fund	S&P 500 Index Fund Institutional, 74,277 units	581,587
INTERNATIONAL EQUITY FUND		
* BNY Hamilton Fund	International Equity Fund, 18,410 units	172,136

(continued on next page)

EMPLOYEES' INCENTIVE SAVINGS PLAN
OF THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2002 (CONTINUED)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Units or Shares Held	Fair Value
SMALL CAP GROWTH FUND		
* BNY Hamilton Fund	Small Cap Fund Institutional, 61,049 units	948,099
LARGE CAP GROWTH FUND		
* BNY Hamilton Fund	Large Cap Growth Fund, 65,574 units	669,508
LARGE CAP VALUE FUND		
* BNY Hamilton Fund	Large Cap Value Fund, 40,502 units	362,091
TREASURY MONEY FUND		
* BNY Hamilton Fund	Treasury Money Fund, 144,869 units	144,869
INVESTMENT GRADE FUND		
* BNY Hamilton Fund	Investment Grade Fund Institutional, 13,094 units	134,082
US BOND MARKET FUND		
* BNY Hamilton Fund	US Bond Market Fund, 15,613 units	162,690
LOANS TO PARTICIPANTS	Various loans at various interest rates due from 1 to 10 years	1,812,470
TOTAL INVESTMENTS - ALL FUNDS		$66,532,364

* Represents a party-in-interest